SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           U.S. Energy Corp.
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                 Wyoming                                     83-0205516
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  (State of Incorporation or Organization)              (I.R.S. Employer
                                                         Identification No.)

      877 N. 8th W., Riverton, Wyoming                           80125
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  (Address of principal executive offices)                (zip code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to section 12(b) of the           pursuant to section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. /   /                                 box. /X /


Securities Act registration statement
file number to which this form relates:              N/A
                                           ------------------------------------
                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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Securities to be  registered  pursuant to Section 12(g)of the Act:


                         Preferred Stock Purchase Rights
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ITEM 1.           DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED.

         This summary is qualified by reference to the detailed provisions of the Rights Agreement, a copy of which is filed herewith as Exhibit 2. A copy of the Rights Agreement is available free of charge from the Company.

         As of September 19, 2001, the board of directors of U.S. Energy Corp. (the "COMPANY") declared a distribution of one Right for each outstanding one share of common stock (the "COMMON SHARES") of the Company. The distribution is to be made as of September 19, 2001 (the "RIGHTS RECORD DATE") to the stockholders of record on that date. All Common Shares issued after the Rights Record Date also will carry one Right for each share. The Rights are designed to discourage unfair takeovers of the Company, by encouraging a potential acquiror of the Company to negotiate with the board of directors a fair price for the Company. The Rights defined as part of the Rights Agreement between the Company and Computershare Trust Company, Inc. as the Rights Agent. Arrangements adopted by United States corporations which are similar to the Rights Agreement are often called "poison pills." As summarized below, if a Qualified Offer is made to acquire all the stock of the Company, the Rights would be redeemed by the board of directors, thus causing the poison pill to disappear.

         Each Right entitles the registered holder to purchase from the Company, initially, one one-thousandth (1/1,000th) of one (1) share of Series P Preferred Stock ("PREFERRED SHARES") at a price of $200.00 (the "PURCHASE PRICE") for each 1/1,000th of 1 share, subject to adjustment. Fractional shares will not be issued, but will be cashed out.

         A Preferred Share purchasable upon exercise of the Rights will be entitled to dividends equal to 1,000 times the dividends, per share, declared on the Common Shares. In the event of liquidation, a Preferred Share will be entitled to a minimum preferential liquidating distribution of $1,000 per share and an aggregate liquidating distribution, per share, equal to 1,000 times the distribution made per Common Share. The Preferred Shares will vote together with the Common Shares and in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share.

         Because of the Preferred Shares' dividend and liquidation rights, the value when issued of the 1/1,000th of a Preferred Share purchasable upon exercise of each Right should approximate the underlying value (but not necessarily the market value) of one Common Share.

         Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 15% or more of the Company's general voting power other than pursuant to a Qualified Offer (as defined below), the date of such public announcement being called the "STOCK ACQUISITION DATE," or (ii) 10 business days (or such later date as may be determined by action of the board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Company's general voting power (the date of such earlier occurrence being called the "DISTRIBUTION DATE"), the Rights will be evidenced by the certificates representing the Common Shares and will be transferred with and only with the Common Shares. New Common Share certificates issued after the Rights Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any certificate for Common Shares, even without such notation or a copy of this Summary of

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Rights being attached  thereto,  will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         If there ever is a Distribution Date, then immediately the Company will mail to holders of record of the Common Shares (as of the close of business on the Distribution Date) separate certificates evidencing the Rights ("RIGHT CERTIFICATES"), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on the tenth anniversary of the Rights Record Date (the "FINAL EXPIRATION DATE"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

         The Purchase Price payable, the number of shares or other securities or property issuable upon exercise of the Rights, and the number of outstanding Rights, are subject to adjustment from time to time to prevent dilution.

         A QUALIFIED OFFER is a tender offer or exchange offer for all outstanding Common Shares which is determined by the directors not affiliated with an Acquiring Person to be fair to and otherwise in the best interests of the Company and its shareholders.

         If any person becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will not be entitled to the benefit of such adjustment) will thereafter have the right to receive upon exercise that number of Common Shares or Common Share equivalents having a market value of two times the exercise price of the Right (i.e., Common Shares will be issued at one-half or 50% of market value at the time).

         If, at any time after an Acquiring Person has become such, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after an Acquiring Person has become such, the board of directors of the Company may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one Common Share per one Right (subject to adjustment), termed an "EXCHANGE." Unlike exercise of a Right with cash (see the preceding paragraph), such an Exchange would not require payment of cash or other consideration by the holder of the Right.

         At any time up to close of business on a Stock Acquisition Date, the board of directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"). Immediately upon any redemption of the Rights, the right to exercise them will terminate and the only right of the holders will be to receive the Redemption Price. However, such redemption only can be made in conjunction with the board of directors' determination that there is a Qualified Offer.

         The terms of the Rights may be amended by the board of directors without the consent of the holders of the Rights at any time prior to the Distribution Date. Thereafter the Rights may be amended to make

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changes  which do not  adversely  affect  the  interests  of the  holders of the
Rights,  or  which  shorten  or  lengthen  time  periods,   subject  to  certain
limitations set forth in the Rights Agreement.

         Holders of Rights will have no rights as stockholders of the Company, until Preferred Shares or Common Shares are acquired on exercise or exchange of the Rights.


ITEM 2.  EXHIBITS.

4.1 Rights Agreement, dated as of September 19, 2001 between U.S. Energy Corp. and Computershare Trust Company, Inc. as Rights Agent. The Articles of Amendment to Articles of Incorporation creating the Series P Preferred Stock is included herewith as exhibit C to the Rights Agreement.

         Form of Right Certificate, included herewith as exhibit A to the Rights Agreement.

         Summary of rights, which will be sent to all holders of record of the outstanding shares of Common Stock of the registrant U.S. Energy Corp., is included herewith as Exhibit B to the Rights Agreement.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto and duly authorized.

                                            U.S. Energy Corp.


Date: September 19, 2001                    By:     /s/   Keith G. Larsen
                                                 -------------------------------
                                                 Keith G. Larsen, President


                                  EXHIBIT INDEX

EXHIBIT NO.           NAME OF ITEM

  4.1 Rights Agreement, dated as of September 19, 2001 between U.S. Energy Corp. and Computershare Trust Company, Inc. as Rights Agent. The Articles of Amendment to Articles of Incorporation creating the Series P Preferred Stock is included herewith as an exhibit to the Rights Agreement.

         Form of Right Certificate (as an exhibit to the Rights Agreement).

         Summary of rights, which will be sent to all holders of record of the outstanding shares of Common Stock of the registrant, also included as an exhibit to the Rights Agreement.


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